Filed pursuant to Rule 433
Registration No. 333-151612
Final Term Sheet
Floating Rate Bonds due October 9, 2017

Issuer:	Province of Ontario

Expected Ratings:	Moody’s Aa1; S&P AA; DBRS AA

Title:	Floating Rate Bonds due October 9, 2017

Aggregate Principal Amount:	€105,000,000

Denominations:	€100,000 and integral multiples thereof

Trade Date:	December 19, 2008

Original Issue Date (Settlement Date):	January 9, 2009

Maturity:	October 9, 2017

Interest Payment Dates:	January 9, April 9, July 9 and October 9 of each year, commencing April 9, 2009. Interest will accrue from January 9, 2009.

Spread to Benchmark:	1.39%

Benchmark:	3 Month EURIBOR on Reuters page EURIBOR01 at 11:00 a.m., Brussels time two TARGET Days (as defined below) prior to the interest reset date

Interest Rate:	The interest rate on the Floating Rate Bonds due October 9, 2017 (the “2017 Floating Rate Bonds”) will be reset quarterly on January 9, April 9, July 9 and October 9 of each year, commencing January 9, 2009 (each an, “interest reset date”) and the 2017 Floating Rate Bonds will bear interest at a per annum rate equal to the three-month EURIBOR (as defined below) for the applicable interest reset period (as defined below) plus 1.39%. Each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period of the 2017 Floating Rate Bonds will be the period from and including the interest reset date immediately preceding the maturity date of such 2017 Floating Rate Bonds to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a Business Day, the interest reset date will be postponed to the next succeeding day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the interest reset date shall be the next preceding Business Day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date.

Interest Rate Determination

The interest rate applicable to each interest reset period commencing on the related interest reset date will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second TARGET Day immediately preceding the applicable interest reset date.

The Bank of New York Mellon, or its successor appointed by the Province of Ontario, will act as calculation agent (the “Calculation Agent”). Three-month EURIBOR will be determined by the Calculation Agent as of the applicable interest determination date in accordance with the following provisions:

(i) EURIBOR will be determined on the basis of the offering rates for deposits in euro having a three-month maturity, commencing on the applicable interest reset date, which appears on Reuters page EURIBOR01 (as defined below) as of approximately 11:00 a.m., Brussels time, on the applicable interest determination date. “Reuters page EURIBOR01” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the Reuters page EURIBOR01 on that service, any successor service or such other service or services as may be nominated by the leading European banks for the purpose of displaying Euro-zone interbank offered rates for euro deposits). If no rate appears on Reuters page EURIBOR01, EURIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Reuters page EURIBOR01 as of approximately 11:00 a.m., Brussels time, on such interest determination date, the Calculation Agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriter) in the Euro-zone interbank market selected by the Calculation Agent (after consultation with the Province of Ontario) to provide the Calculation Agent with a quotation of the rate at which deposits of euro have three-month maturity, commencing on the applicable interest reset date, are offered by it to prime banks in the Euro-zone interbank market as of approximately 11:00 a.m., Brussels time, on such interest determination date in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, EURIBOR for such interest reset period will be the arithmetic mean of such quotations as calculated by the Calculation Agent. If fewer than two quotations are provided, EURIBOR for such interest reset period will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., Brussels time, on such interest determination date by three major banks (which may include affiliates of the underwriter) selected by the Calculation Agent (after consultation with the Province of Ontario) for loans in euro to leading European banks having a three-month maturity commencing on the applicable interest reset date and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting such rates as mentioned in this sentence, EURIBOR for such interest reset period will be EURIBOR determined with respect to the immediately preceding interest reset period.

All percentages resulting from any calculation of any interest rate for the 2017 Floating Rate Bonds will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the Calculation Agent will notify the Province of Ontario and the fiscal agent (if the Calculation Agent is not the fiscal agent) of the interest rate for the new interest reset period. Upon request of a holder of the 2017 Floating Rate Bonds, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the Calculation Agent for the purposes of calculating interest on the 2017 Floating Rate Bonds shall be conclusive and binding on the holders and the Province of Ontario, absent manifest error.

As used herein, “TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on 19 November 2007 is open for the settlement of payments in euro.

Public Offering Price:	100% plus accrued interest from January 9, 2009 if settlement occurs after that date

Day Count Convention:	Actual/360 adjusted

Business Day:	A day on which banking institutions in the City of New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to be closed and in relation to any date for payment or purchase of euro, any TARGET Day.

Underwriter:	Citigroup Global Markets Ltd

Prospectus and Prospectus Supplement:	Prospectus dated as of June 12, 2008, and Preliminary Prospectus Supplement dated as of December 19, 2008 http://www.sec.gov/Archives/edgar/data/74615/000090956708001303/o42789e424b2.htm

ISIN#:	XS0406920537
Floating Rate Bonds due January 9, 2018

Issuer:	Province of Ontario

Expected Ratings:	Moody’s Aa1; S&P AA; DBRS AA

Title:	Floating Rate Bonds due January 9, 2018

Aggregate Principal Amount:	€120,000,000

Denominations:	€100,000 and integral multiples thereof

Trade Date:	December 19, 2008

Original Issue Date (Settlement Date):	January 9, 2009

Maturity:	January 9, 2018

Interest Payment Dates:	January 9, April 9, July 9 and October 9 of each year, commencing April 9, 2009. Interest will accrue from January 9, 2009.

Spread to Benchmark:	1.39%

Benchmark:	3 Month EURIBOR on Reuters page EURIBOR01 at 11:00 a.m., Brussels time two TARGET Days (as defined below) prior to the interest reset date period

Interest Rate:	The interest rate on the Floating Rate Bonds due January 9, 2018 (the “2018 Floating Rate Bonds”) will be reset quarterly on January 9, April 9, July 9 and October 9 of each year, commencing January 9, 2009 (each an, “interest reset date”) and the 2018 Floating Rate Bonds will bear interest at a per annum rate equal to the three-month EURIBOR (as defined below) for the applicable interest reset period (as defined below) plus 1.39%. Each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period of the 2018 Floating Rate Bonds will be the period from and including the interest reset date immediately preceding the maturity date of such 2018 Floating Rate Bonds to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a Business Day, the interest reset date will be postponed to the next succeeding day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the interest reset date shall be the next preceding Business Day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date.

Interest Rate Determination

The interest rate applicable to each interest reset period commencing on the related interest reset date will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second TARGET Day immediately preceding the applicable interest reset date.

The Bank of New York Mellon, or its successor appointed by the Province of Ontario, will act as calculation agent (the “Calculation Agent”). Three-month EURIBOR will be determined by the Calculation Agent as of the applicable interest determination date in accordance with the following provisions:

(i) EURIBOR will be determined on the basis of the offering rates for deposits in euro having a three-month maturity, commencing on the applicable interest reset date, which appears on Reuters page EURIBOR01 (as defined below) as of approximately 11:00 a.m., Brussels time, on the applicable interest determination date. “Reuters page EURIBOR01” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the Reuters page EURIBOR01 on that service, any successor service or such other service or services as may be nominated by the leading European banks for the purpose of displaying Euro-zone interbank offered rates for euro deposits). If no rate appears on Reuters page EURIBOR01, EURIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Reuters page EURIBOR01 as of approximately 11:00 a.m., Brussels time, on such interest determination date, the Calculation Agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriter) in the Euro-zone interbank market selected by the Calculation Agent (after consultation with the Province of Ontario) to provide the Calculation Agent with a quotation of the rate at which deposits of euro have three-month maturity, commencing on the applicable interest reset date, are offered by it to prime banks in the Euro-zone interbank market as of approximately 11:00 a.m., Brussels time, on such interest determination date in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, EURIBOR for such interest reset period will be the arithmetic mean of such quotations as calculated by the Calculation Agent. If fewer than two quotations are provided, EURIBOR for such interest reset period will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., Brussels time, on such interest determination date by three major banks (which may include affiliates of the underwriter) selected by the Calculation Agent (after consultation with the Province of Ontario) for loans in euro to leading European banks having a three-month maturity commencing on the applicable interest reset date and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting such rates as mentioned in this sentence, EURIBOR for such interest reset period will be EURIBOR determined with respect to the immediately preceding interest reset period.

All percentages resulting from any calculation of any interest rate for the 2018 Floating Rate Bonds will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the Calculation Agent will notify the Province of Ontario and the fiscal agent (if the Calculation Agent is not the fiscal agent) of the interest rate for the new interest reset period. Upon request of a holder of the 2018 Floating Rate Bonds, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the Calculation Agent for the purposes of calculating interest on the 2018 Floating Rate Bonds shall be conclusive and binding on the holders and the Province of Ontario, absent manifest error.

As used herein, “TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on 19 November 2007 is open for the settlement of payments in euro.

Public Offering Price:	100% plus accrued interest from January 9, 2009 if settlement occurs after that date

Day Count Convention:	Actual/360 adjusted

Business Day:	A day on which banking institutions in the City of New York, in the City of London and in the City of

Toronto are not authorized or obligated by law or executive order to be closed and in relation to any date for payment or purchase of euro, any TARGET Day.

Underwriter:	Citigroup Global Markets Ltd

Prospectus and Prospectus Supplement:	Prospectus dated as of June 12, 2008, and Preliminary Prospectus Supplement dated as of December 19, 2008 http://www.sec.gov/Archives/edgar/data/74615/000090956708001303/o42789e424b2.htm

ISIN#:	XS0406921428
Floating Rate Bonds due October 9, 2017 and Floating Rate Bonds due January 9, 2018

Single Class:	Floating Rate Bonds due October 9, 2017 and Floating Rate Bonds due January 9, 2018 will be issued under a fiscal agency agreement between the Province of Ontario and The Bank of New York Mellon as registrar, fiscal agent, transfer agent and principal paying agent, which defines your rights as a holder of the Floating Rate Bonds due October 9, 2017 or Floating Rate Bonds due January 9, 2018.

Holders of the Floating Rate Bonds due October 9, 2017 and Floating Rate Bonds due January 9, 2018 will be treated as a single class for all purposes under the fiscal agency agreement, except that (i) any Extraordinary Resolution (as defined below) which disproportionately affects the holders of the Floating Rate Bonds due October 9, 2017 or Floating Rate Bonds due January 9, 2018, will, in addition to the approval by Extraordinary Resolution of the holders of Floating Rate Bonds due October 9, 2017 and Floating Rate Bonds due January 9, 2018 voting together as a class, also require the approval by Extraordinary Resolution of the holders of such disproportionately affected Bonds voting separately as a class and (ii) any Extraordinary Resolution which affects only the holders of the Floating Rate Bonds due October 9, 2017 or Floating Rate Bonds due January 9, 2018 will require the approval by Extraordinary Resolution of the holders of such Bonds only.

The term “Extraordinary Resolution” will be defined in the fiscal agency agreement as a resolution passed at a meeting of registered holders of Bonds by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of Bonds eligible to vote, represented at the meeting in person or by proxy and voting on the resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds eligible to vote. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons being or representing registered holders of Bonds with at least a majority in principal amount of the Bonds at the time outstanding and eligible to vote, or at any adjourned meeting called by us or the Registrar, one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s regulated market may be completed following settlement on a best efforts basis.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup toll free at 1-877-858-5407.

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented the Prospectus Directive (2003/71/EC) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus

Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of Directive 2003/71/EC (the “Prospectus Directive”), not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the regulated market of the London Stock Exchange plc except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the regulated market of the London Stock Exchange plc as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the United Kingdom paying agent, The Bank of New York Mellon, One Canada Square, London E14 5AL, England. Investors in the European Economic Area should not subscribe for any bonds referred to in this advertisement except on the basis of information in the UKLA Prospectus.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.